Exhibit 99.1

Castor Maritime Inc. Announces Delivery of the M/V Magic Horizon
Limassol, Cyprus, October 14, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announces today that on October 9, 2020 it took delivery of the 2010 Japan-built Panamax dry bulk vessel it had previously agreed to acquire as announced on July 29, 2020, the M/V Magic Horizon (the “Magic Horizon Acquisition”). The Magic Horizon Acquisition was financed in whole with cash on hand that the Company raised in the two equity offerings that it conducted in June and July of this year.
On October 13, 2020, a few days following its delivery to the Company, the M/V Magic Horizon commenced employment under a previously announced time charter agreement with an expected term of between 10 to 14 months that is anticipated to provide the Company with approximately $3.3 million of gross incremental revenues for the minimum scheduled period of the time charter and approximately $4.8 million should employment extend to its maximum period.
Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor, commented:
“We are very pleased to announce the prompt and successful delivery of the M/V Magic Horizon, the fifth vessel in our fleet. Since the initiation of our fleet expansion program in September 2019, we have acquired and taken delivery of five dry bulk carrier vessels, while we anticipate to imminently bring the size of our fleet to six vessels by taking delivery of our most recently announced acquisition. We believe that 2020 is a milestone year for us that establishes our presence in the dry bulk market. Our goal is to diligently continue pursuing our growth strategy while also paying close attention to the overall shipping market dynamics.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
The Company's fleet currently consists of five Panamax dry bulk vessels and, upon completion of the second of the previously announced acquisitions of two 2010 Japan-built Panamax dry bulk carrier vessels, our fleet will consist of six Panamax dry bulk vessels.
For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com